AMERICAS SILVER CORPORATION

LETTER OF TRANSMITTAL

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares (“common shares”) of Americas Silver Corporation (the “Corporation”) which shares are represented by the share certificate(s) or DRS statement(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s) or DRS statement(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Shares	Registered in the Name of

In connection with the proposed share consolidation, shareholders of the Corporation were asked at a meeting held on December 19, 2016 (the “Meeting”) to approve the consolidation of the outstanding Common Shares at a ratio to be determined by the Board of Directions, in its discretion, to be no smaller than one new post-consolidation common share for each 10 pre-consolidation common shares and no larger than one new post-consolidation common share for each 18 pre-consolidation common shares (the “Share Consolidation”).

As publicly announced by the Corporation subsequent to the Meeting, shareholders have approved the Share Consolidation, and the Board of Directors has implemented the Share Consolidation.

The above-listed holdings are hereby tendered in exchange for certificates or Direct Registration Advice (“DRS Advice”) representing Common Shares of the Corporation. Where the exchange results in a fractional share, the number of Common Shares will be rounded down to the nearest whole common share.

The undersigned authorizes and directs Computershare Trust Company of Canada to issue a Direct Registration (“DRS”) advice for the Corporation to which the undersigned is entitled as indicated below and to mail such advice to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Computershare Trust Company of Canada. In the event that a DRS advice is not available, a stock certificate of the Corporation will be issued and mailed to the address indicated below.

Name (please print)
Address

City Province Postal Code
Telephone (Office) (Home) ( ) ( )	Social Insurance Number	Tax Identification Number

Date:
Signature of Shareholder

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	Each shareholder holding share certificate(s) of the Corporation must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to

Computershare Investor Services Inc. (“Computershare”) at the office listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b)	Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c)

Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an «Eligible Institution» or in some other manner satisfactory to Computershare. An «Eligible Institution» means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

(d)

Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to act.

(e)	The Corporation reserves the right if it so elects in its absolute discretion to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.	Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3.	Privacy Notice:

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

4.	Miscellaneous

Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below. Any questions should be directed to Computershare Trust Company of Canada at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

By Mail	P.O. Box 7021	By Hand or Courier	100 University Avenue
	31 Adelaide St E		8th Floor
	Toronto, ON M5C 3H2		Toronto, ON M5J 2Y1
	Attn: Corporate Actions		Attn: Corporate Actions